EXHIBIT 99.1

August 13, 2002

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re: Parkway Properties, Inc.
               Quarterly Report on Form 10-Q
               For the Quarterly Period ended June 30, 2002

Ladies and Gentlemen:

      Transmitted herewith are written statements pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 to accompany the above-captioned periodic report.

               Very truly yours,

               PARKWAY PROPERTIES, INC.

               By: /s/ Regina P. Shows
                    Regina P. Shows
                    Chief Accounting Officer